Exhibit 99.1

Lilium signs agreement with Air-Dynamic to serve Switzerland and Italy

Partnership includes a firm commitment for up to five Lilium Jets with pre-delivery payments

Geneva, Switzerland, May 23, 2023: Lilium N.V. (NASDAQ: LILM), developer of the first all-electric vertical take-off and landing (“eVTOL”) jet, announced an agreement with Air-Dynamic SA, a Switzerland-based private jet and helicopter company. The firm agreement includes deposit payments to Lilium for delivery of up to five Lilium Jets.

Air-Dynamic SA, a proud supporter of the new generation of electric aircraft, will operate and manage these Lilium Jets for its customers in Switzerland and Italy, which will offer customers early access to the premium ‘club configuration’ Lilium Jet including the Lilium Pioneer Edition.

This partnership expands Lilium’s reach into the high-end European business travel and tourism market. The Lugano based company with almost 20 years of experience in helicopter and jet charters specializes in networked routes across Switzerland, Italy, Côte d'Azur and French Alps. Air Dynamic has a fleet of two new generation PC-12s based directly at Lugano airport and manages different jets and helicopters on behalf of private owners and AOC holders.

Raffaella Meledandri, CEO of Air-Dynamic SA said: “This partnership represents an important step for Air-Dynamic SA and the entire aviation industry. We are excited to work with Lilium to develop innovative and sustainable solutions for the future of aviation. The first project's goal is to connect Lugano directly with Milan City Center and in parallel to establish a good connection in Italy for the most touristic destinations such as Lake Como and Capri.”

Sebastien Borel, CCO of Lilium said: “With today’s partnership, Lilium deepens its reach into Europe’s premium travel market. We’re leveraging Air-Dynamic’s innovative and entrepreneurial approach to operating and managing private jets and helicopters in the region. The partnership fits well in our commercial first phase strategy to engage the premium segment with our impressive Lilium Pioneer Edition Jet.”

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise, and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with planned launch networks announced in Germany, the United States, Brazil, and the UK, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit lilium.com.

About Air-Dynamic SA

Air-Dynamic is a Swiss based aviation company with 18 years’ experience and know-how in the entire aviation industry. The company provides helicopter charters across Switzerland, Italy, Côte d’Azur and French Alps, Jet charters starting from its main base in Lugano and worldwide with minimal to no positioning. Air-Dynamic is also grown in the sale, purchase and management of aircraft (worldwide) and recently in the chartering of private Yachts. The main Office is located at the Lugano Airport in Ticino, Switzerland, while personnel are strategically placed in Geneva, Rome, Frankfurt and Dubai.

The Team speaks Italian, German, English, French, Spanish, Russian and Indian and is made of aviation experts and logisticians with great coordination skills and real passion for their job, ready to assist with the most lavish travel needs or desires. The advantage of being a small but dedicated and passionate team is that each flight is a tailor-made experience.

Contact information for Media:

Lilium

Meredith Bell, Lilium
+41 79 432 57 79
press@lilium.com

Air-Dynamic SA

G.Renato Bacchetta, Air Dynamic SA

+41 78 972 54 94

renato.bacchetta@air-dynamic.ch

Lilium Forward Looking Statements:

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium Group’s proposed business and business model, the markets and industry in which Lilium N.V. and its subsidiaries (collectively, the “Lilium Group”) operate or intend to operate, the Lilium Group’s partnership with Air-Dynamic, including the agreement mentioned herein, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases and the expected results of the Lilium Group’s business and business model, including when launched in phases. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this press release include those discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (“SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.